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                             June 30, 2022

       Patrick Orlando
       Chief Executive Officer
       Benessere Capital Acquisition Corp.
       78 SW 7th Street, Unit 800
       Miami, FL 33130

                                                        Re: Benessere Capital
Acquisition Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed June 27, 2022
                                                            File No. 001-39836

       Dear Mr. Orlando:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022

       General

   1. We note your response to comment 1 and the statement that the sponsor is controlled by a
                                                        U.S. person. You also
state on page 22 that you do not believe you are a    foreign
                                                        person.    However, you
do not address whether the sponsor has substantial ties with a
                                                        non-U.S. person. With a
view to disclosure, please advise us if the sponsor has substantial ties with a non-U.S.
person. In this regard, we note the statement on page 22 that approximately 13% of
interests in the sponsor are owned by non-U.S. persons.
                                                        Additionally, with
respect to the remaining 87% owned by U.S. persons on a look-through basis, tell us whether
they have substantial ties with non-U.S. persons.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Patrick Orlando
Benessere Capital Acquisition Corp.
June 30, 2022
Page 2

       Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any questions.



                                                        Sincerely,
FirstName LastNamePatrick Orlando
                                                        Division of Corporation
Finance
Comapany NameBenessere Capital Acquisition Corp.
                                                        Office of Real Estate &
Construction
June 30, 2022 Page 2
cc:       Jessica Yuan, Esq.
FirstName LastName